

SECU 10031295 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
AUG 04 2010
Washington, DC
110

SEC FILE NUMBER
8- 53219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2009 (MM/DD/YY) AND ENDING May 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C G Brokerage L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8215 Greenway Blvd, Suite 610
(No. and Street)

Middleton (City) WI (State) 53562 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Mathers 608-662-9143
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli
(Name – *if individual, state last, first, middle name*)

1000 Innovation Dr., Suite 250, Milwaukee, WI 53226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Mathers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CB Brokerage L.L.C., as of May 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title



DEBORAH K. HEWITT
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



July 15, 2010

SEC - Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

Dear Reader:

Re: CRD #112033
SEC #8-53219

As required by SEC Rule 17a-5, enclosed is a copy of the Annual Audited Report for the fiscal year ending May 31, 2010 for CG Brokerage L.L.C. The original was filed with the Regional Office in Chicago, IL.

Also enclosed are two copies of the Financial Statements and Additional Information and Report on Internal Control for the fiscal year ending May 31, 2010 as prepared by our external auditor, Wipfli.

If you have any questions or desire additional information, please do not hesitate to contact me.

Sincerely,

Robert A. Mathers, JD, CPA, PFS
President

RAM/dh
Enclosures

8215 Greenway Boulevard, Suite 600
Middleton, Wisconsin 53562
tel: 608.662.8600
fax: 608.662.9142
toll free: 866.733.2487

www.cliftoncpa.com
www.cliftonfinancial.com

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Middleton, Wisconsin

Financial Statements and Additional Information

Years Ended May 31, 2010 and 2009

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Financial Statements and Additional Information

Years Ended May 31, 2010 and 2009

Table of Contents



Independent Auditor's Report

Board of Directors and Member
CG Brokerage L.L.C.
Middleton, Wisconsin

We have audited the accompanying statements of financial condition of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) as of May 31, 2010 and 2009, and the related statements of income and changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) at May 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

July 23, 2010
Milwaukee, Wisconsin

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Statements of Financial Condition

May 31, 2010 and 2009

Statements of Financial Condition	May 31, 2010	May 31, 2009
Assets:		
Cash	$ 162,153	$ 256,543
Commissions receivable	26,813	19,068
Affiliate receivable	-	84,107
Prepaid expense	6,737	4,681
Total assets	$ 195,703	$ 364,399
Liabilities - Accrued and other liabilities	$ 32,714	$ 16,680
Member's equity	162,989	347,719
Total Liabilities and Member's Equity	$ 195,703	$ 364,399

Statements of Income and Changes in Member's Equity	Year Ended May 31, 2010	Year Ended May 31, 2009
Operating income:		
Commissions revenue	$ 216,970	$ 248,734
Total operating income	$ 216,970	$ 248,734
Operating expenses:		
Regulatory fees and assessments	$ 15,002	$ 17,358
Affiliate expenses	23,783	10,239
Contracted services	87,726	160,786
Other	25,189	23,461
Total operating expenses	151,700	211,844
Net income	65,270	36,890
Member's Equity at beginning of year	347,719	310,829
Distributions	(250,000)	-
Member's Equity at end of year	$ 162,989	$ 347,719

Statements of Cash Flows	Year Ended May 31, 2010	Year Ended May 31, 2009
Cash flows from operating activities:		
Net income	$ 65,270	$ 36,890
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (increase) in commissions receivable	(7,745)	13,315
Decrease (increase) in affiliate receivables	84,107	(84,107)
Increase in prepaid expense	(2,056)	(4,681)
Increase (decrease) in accrued and other liabilities	16,034	(104,837)
Net cash provided by (used in) operating activities	155,610	(143,420)
Cash flows from financing activities:		
Distributions paid	(250,000)	-
Net change in cash	(94,390)	(143,420)
Cash at beginning of year	256,543	399,963
Cash at end of year	$ 162,153	$ 256,543

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

CG Brokerage L.L.C. (the "Company"), a wholly owned subsidiary of CGFS Holding L.L.C., which is a wholly owned subsidiary of Clifton Gunderson LLP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts a limited securities business under SEC Rule 15c3-1(a)(2)(vi). Investment products sold are processed on an "application way" basis, whereby the product application and customer check are promptly forwarded to the product sponsor or underwriter. The Company does not carry securities for customers or perform custodial functions related to customer securities and, accordingly is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Cash

Cash includes amounts on deposit with financial institutions.

Revenue Recognition

The Company recognizes commissions on a trade-date basis.

Income Taxes

Currently, the Company is a disregarded entity for income tax purposes and, accordingly, its income is included in the income tax return filed by the Parent. The Parent is taxed under the partnership provisions of the Internal Revenue Code and comparable state regulations. Under these provisions, the Parent does not pay federal or state corporate income taxes on its taxable income. Instead, the partners of the parent report on their personal income tax returns their proportionate share of the Company's taxable income. Accordingly, no income tax or liability provision has been made for the Company.

Note 1 Summary of Significant Accounting Policies (Continued)

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Shared Expenses and Related Party Activity

The Company has entered into an expense sharing agreement with the Parent, which requires the Company to reimburse the Parent for certain shared expenses based on the Company's pro rata share of gross revenue. These expenses are shown as "contracted services" in the statements of income.

At May 31, 2010 and 2009, the Company owed to CGFS Holdings, LLC and another related entity $5,830 and $7,837, respectively. These payables are included in "accrued and other liabilities" in the statements of financial condition.

At May 31, 2009, the Company had a receivable outstanding totaling $84,107 for money advanced to CGFS Holdings LLC. The Company advanced $250,000 to CGFS Holdings LLC during July 2008 and received repayments totaling $84,107 and $165,983 during the years ended May 31, 2010 and 2009, respectively.

Subsequent Events

Management evaluated subsequent events through July 23, 2010, the date the financial statements are available to be issued. Events or transactions occurring after May 31, 2010, but prior to July 23, 2010 that provide additional evidence about conditions that existed at May 31, 2010, have been recognized in the financial statements for the year ended May 31, 2010. Events or transactions that provided evidence about conditions that did not exist at May 31, 2010 but arose before the financial statements were available to be issued have not been recognized in the financial statements for the year ended May 31, 2010.

Note 1 Summary of Significant Accounting Policies (Continued)

New Accounting Standards

On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-01 which establishes the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles generally accepted in the United States ("GAAP") recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under federal laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the ASC carries an equal level of authority. After the effective date of ASC 2009-01, all non-grandfathered non-SEC accounting literature not included in the ASC is superseded and deemed non-authoritative. ASU 2009-01 is effective for interim and annual reporting periods after September 15, 2009 (effective May 31, 2010 for the Company). There was no material impact to the Company from the adoption of this update.

On May 28, 2009, the FASB issued ASU 2010-09 which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The statement sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the required financial statements disclosures. In addition, the statement requires disclosure of the date through which an entity has evaluated subsequent events and the basis for the date, that is, whether the date represents the date the financial statements were issued or available to be issued. This update is effective for interim or annual financial periods ending after June 15, 2009. There was no material impact to the Company from the adoption of ASU 2010-09.

Note 1 Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

On June 1, 2009, the Company adopted the FASB's new accounting requirements for accounting for uncertain tax positions. Under these new requirements, a tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company determined that it was not required to record a liability for unrecognized tax benefits as a result of implementing the new requirements.

Note 2 Cash Concentrations

The Company maintains a portion of its cash in a commercial bank located in Royal Oak, Michigan. Balances on deposit are insured by the Federal Deposit Insurance Corporation ("FDIC") up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash held by the bank, which does not include outstanding checks or other reconciling items, was $162,153 at May 31, 2010. At various times during the year, its balance may exceed federally insured limits.

Note 3 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2010 and 2009, the Company had net capital of $155,380 and $258,855, respectively, which exceeded its required net capital by $150,880 and $253,855, respectively. The Company's aggregate indebtedness to net capital ratio was 0.21 to 1.00 and 0.06 to 1.00 at May 31, 2010 and 2009, respectively.

Note 4 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 Proposed Sale

The Parent has entered into a nonbinding letter of intent to sell 100 percent of its ownership interest in the Company to Valmark Investments, LLC. This proposed acquisition is contingent upon final FINRA approval.

Additional Information

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

May 31, 2010 and 2009

	2010	2009
NET CAPITAL:		
Total member equity	$ 162,989	$ 347,719
Deductions and/or charges for nonallowable assets	7,609	88,864
Net capital before haircuts on securities positions (tentative net capital)	155,380	258,855
Haircuts on securities positions	-	-
Net capital	155,380	258,855
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	5,000	5,000
Excess net capital*	$ 150,380	$ 253,855
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 32,714	$ 16,680
Ratio: Aggregate indebtedness to net capital	0.21	0.06

* There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited May 31, 2010, Par IIA FOCUS filed in June 2010.



Independent Auditor's Report on Internal Controls

Board of Directors
CG Brokerage L.L.C.
8215 Greenway Blvd, Suite 610
Middleton, WI 53562

In planning and performing our audit of the financial statements of C.G. Brokerage L.L.C. (the "Company") as of and for the year ended May 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Wipfli LLP

Wipfli LLP

July 23, 2010
Milwaukee, Wisconsin



Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
CG Brokerage L.L.C.
8215 Greenway Blvd, Suite 610
Middleton, WI 53562

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2010, which were agreed to by C.G. Brokerage L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating C.G. Brokerage L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). C.G. Brokerage L.L.C.'s management is responsible for the C.G. Brokerage L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including evaluation of the Company's bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended May 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and Company working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and Company working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

July 23, 2010
Milwaukee, Wisconsin